UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒               ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐                 TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 001 — 32205

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

CBRE 401 (k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CBRE Group, Inc.

11150 Santa Monica Boulevard, Suite 1600

Los Angeles, California 90025

REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011, the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2012 and 2011 and the related notes to these financial statements and supplemental schedules, together with the Report of Independent Registered Public Accounting Firm and the Consent of Independent Registered Public Accounting Firm, are attached and filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CBRE 401(k) PLAN

Date: June 26, 2013	/s/ GIL BOROK
Gil Borok
Chief Financial Officer (principal financial officer)

Date: June 26, 2013	/s/ ARLIN GAFFNER
Arlin Gaffner
Chief Accounting Officer (principal accounting officer)

CBRE 401(k) PLAN

NOTE:              All other supplemental schedules have been omitted because they are not applicable or are not required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

EXHIBITS

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in the CBRE 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CBRE 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules, Schedule H, Part IV, Line 4a — schedule of delinquent participant contributions for the year ended December 31, 2012 and Schedule H, Part IV, Line 4i - schedule of assets (held at end of year) as of December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Dallas, Texas
June 26, 2013

CBRE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS:
Participant-directed investments - at fair value	$912,115,723	$807,944,052

Receivables:
Notes receivable from participants	12,183,330	11,465,096
Transfer-in from CBRE Clarion 401(k) Plan	11,410,457	—
Employer contributions	220,136	7,407
Employee contributions	459,201	272,000

Total receivables	24,273,124	11,744,503

Cash	425,481	1,067,644

Total Assets	936,814,328	820,756,199

LIABILITIES:
Excess contributions refundable	574,540	758,091

Total Liabilities	574,540	758,091

NET ASSETS AVAILABLE FOR BENEFITS BEFORE ADJUSTMENTS TO CONTRACT VALUE	936,239,788	819,998,108

Adjustments from fair value to contract value for fully benefit- responsive investment contracts	(2,212,310)	(1,745,291)

NET ASSETS AVAILABLE FOR BENEFITS	$934,027,478	$818,252,817

See accompanying notes to the financial statements.

CBRE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
ADDITIONS:
Contributions:
Employee deferral contributions	$78,038,370	$73,836,674
Employer contributions	13,481,011	12,549,087
Rollover contributions	9,265,943	5,439,214

Total contributions	100,785,324	91,824,975

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	78,031,460	(35,856,778)
Interest income	596,135	682,423
Dividend income	19,954,924	19,555,620

Net investment income (loss)	98,582,519	(15,618,735)

Total additions, net	199,367,843	76,206,240

DEDUCTIONS:
Benefits paid to participants	94,681,909	66,267,906
Administrative expenses	321,730	165,197

Total deductions	95,003,639	66,433,103

NET INCREASE IN NET ASSETS BEFORE TRANSFER-IN	104,364,204	9,773,137

Transfer-In from CBRE Clarion 401(k) Plan	11,410,457	—

NET INCREASE IN NET ASSETS	115,774,661	9,773,137

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	818,252,817	808,479,680

End of year	$934,027,478	$818,252,817

See accompanying notes to the financial statements.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEARS THEN ENDED

1.                      DESCRIPTION OF PLAN

The following description of the CBRE 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and related amendments for a more complete description of the Plan’s provisions. The Plan is sponsored by CBRE Services, Inc. (“CBRE Services” and “Plan Sponsor”), a subsidiary of CBRE Group, Inc. (“CBRE Group”).  CBRE Services, CBRE Group, and other subsidiaries of CBRE Group are hereinafter referred to jointly as the “Company”.

General—The Plan is a defined contribution savings plan, which provides retirement benefits for eligible employees of the Company who elect to participate. The Plan became effective on April 19, 1989. Most of the Company’s non-union U.S. employees, other than qualified real estate agents having the status of independent contractors under section 3508 of the Internal Revenue Code of 1986, as amended (“IRC”), are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On July 1, 2011, the Company completed its acquisition of CBRE Clarion Securities, LLC (“CBRE Clarion”).  In connection with this acquisition, the Company assumed CBRE Clarion’s 401(k) Profit Sharing Plan (the “Clarion Plan”).  The Clarion Plan was a defined contribution savings plan, which provided the opportunity for pre-tax contributions by employees of CBRE Clarion and discretionary matching contributions by CBRE Clarion.  Effective December 31, 2012, the Clarion Plan was merged into the Plan.  On December 31, 2012 the investments held by the Clarion Plan were liquidated and assets in the amount of $11,410,457 were transferred from the Clarion Plan and received by the Plan in January 2013.  The pending transfer from the Clarion Plan is recorded on the Plan’s Statements of Net Assets Available for Benefits as a receivable.

Administration—The Plan is administered by the Administrative Committee (the “Committee”) appointed by the Chief Executive Officer (“CEO”) of the Company. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, monitor the performance of the Plan investment funds and make recommendations to the CEO for vendor changes. Merrill Lynch Pierce, Fenner & Smith, Inc. (“Merrill Lynch”) is the Plan’s record keeper.

Trustee— Bank of America, N.A. (“Bank of America”) serves as trustee for all the Plan’s assets with the exception of the life insurance policies (see Note 5).  CBRE Services serves as trustee for the life insurance policies.

Employee Contributions—Participants in the Plan may elect to contribute from 1% to 75% of eligible pre-tax compensation through payroll deferrals, subject to certain IRC limitations. The percentage of eligible compensation for contributions of highly compensated employees may be limited by the Committee and the IRC. Participants may invest up to 25% of their Plan accounts in the CBRE Stock Fund (“Stock Fund”).  Participants are allowed to contribute to the Plan amounts distributed from other tax-qualified plans.

Employer Contributions—The Plan allows discretionary matching contributions to the Plan in such amounts as determined by the Company’s management or Board of Directors, as appropriate. For the years ended December 31, 2012 and 2011, the Company matched 50% of its employee’s contributions up to the first 3%

of the employee’s annual compensation (up to $150,000 of compensation), which amounted to $13,481,011 and $12,549,087, respectively.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of Company contributions, and investment earnings or losses thereon, and charged with certain administrative expenses. Allocations of earnings are based on participant account balances in an investment. The overall benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting— Participants are immediately vested in all voluntary contributions, participant rollover contributions from other qualified plans and earnings thereon, as well as the Company matching contributions in participants’ accounts as of December 31, 2006.  Effective January 1, 2007, Company matching contributions vest 20% per year over five years, except that participants who had been Company employees before April 1, 2007 in at least three calendar years receive immediate vesting in Company contributions.  In addition, participants become fully vested in Company matching contributions upon reaching age 65, permanent disability or death while employed by the Company, except in the case of participants with amounts transferred from the Trammell Crow Company Retirement Savings Plan (which merged with the Plan on July 1, 2007, subsequent to the acquisition of Trammell Crow Company) who become 100% vested upon reaching age 55, regardless of years of service.  Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested.

Forfeited Accounts—At December 31, 2012 and 2011, forfeited nonvested accounts totaled $11,694 and $6,835, respectively.  Forfeited accounts are invested in the money market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits.  These accounts are used to pay expenses of the Plan or to reduce future Company contributions. During the year ended December 31, 2012, nonvested accounts totaling $474,858 were forfeited, of which $469,999 was used to reduce Company contributions.  During the year ended December 31, 2011, nonvested accounts totaling $283,593 were forfeited and accumulated forfeitures from 2011 and previous years totaling $1,084,333 were used to reduce Company contributions.

Payment of Benefits and Withdrawals—Participants are entitled to the balance of their vested accounts upon retirement, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship, subject to certain limitations. Distributions are primarily made in a single lump-sum cash payment equal to the balance of the participants’ accounts.

Notes Receivable from Participants—Participants may elect to borrow from their accounts up to a maximum of $50,000, not to exceed 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Participant loans are to be repaid through payroll deductions over a period not to exceed three years (for loans entered into prior to July 1, 2010) or five years (for loans entered into on or after July 1, 2010). The loans are secured by the balance in the participant’s account and bear interest at a rate as determined by the Committee. Outstanding loans at December 31, 2012 and 2011 have interest rates ranging from 5.25% to 10.25% and mature on various dates through January 2018.

Cash— The cash balances represent contributions received but not yet allocated to participant-directed investments or distributions for which funds were liquidated from participant-directed investments but still remain payable to participants.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared under the accrual basis of accounting.

New Accounting Pronouncements—In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.”  These amendments were issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards (“IFRS”). ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements, particularly for level 3 fair value measurements. This ASU is effective for interim and annual periods beginning after December 15, 2011, with early adoption prohibited. The adoption of ASU 2011-04 did not have a material impact on the disclosure requirements for the Plan’s financial statements.

Investment Valuation and Income Recognition— The Plan’s investments are stated at fair value. The Merrill Lynch Equity Index Trust Tier 13 (“Merrill Lynch Trust”) was previously an investment option under the Plan.  As of March 12, 2012, all investments held by the Merrill Lynch Trust were transferred into the Northern Trust Collective S&P 500 Index Fund (“Northern Trust”).  Shares of mutual funds and securities held by the Northern Trust (at December 31, 2012) and the Merrill Lynch Trust (at December 31, 2011) are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan as of December 31, 2012 and 2011, respectively. Life insurance policies are valued at cash surrender value.

Investment contracts held by a defined contribution savings plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Invesco Stable Value Retirement Fund (“Retirement Trust”) is a collective trust which invests the majority of its assets in the Invesco Stable Value Trust (“Stable Value Trust”) and synthetic investment contracts (“SICs”).  The Stable Value Trust invests principally in guaranteed interest contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, SICs issued by banks, insurance companies, and other issuers, securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan is invested in the Stock Fund, a unitized fund that includes shares of the Company’s common stock, which is valued at the quoted market price, and may also include interest-earning cash for pending transactions and accruals for income earned and benefits payable. The value of the Company’s common stock was $19.90 and $15.22 per share as of December 31, 2012 and 2011, respectively, which represented the quoted market price of CBRE Group common stock as of those dates.  The Stock Fund held 1,261,736 and 1,259,748 shares of common stock of CBRE Group, with a cost basis of $15,039,377 and $14,858,484, as of December 31, 2012 and 2011, respectively.  During the years ended December 31, 2012 and 2011, the Plan did not earn any dividend income related to the investment in the Stock Fund.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Management fees and operating expenses of the Plan’s investment funds are paid by the investment funds. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.  A portion of the management fees and operating expenses for certain investment funds are returned to the Plan to pay administrative expenses, which is commonly referred to as revenue sharing.

Revenue Sharing— Total revenue sharing was $1,007,583 in 2012 and $928,777 in 2011.  Revenue sharing was first used to pay the fees of Merrill Lynch and its affiliates, aggregating $672,806 in 2012 and $602,214 in 2011.  The balance was placed in an “ERISA Account.”  The ERISA Account is invested in the money market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits.  Administrative expenses were paid out of the ERISA Account in the amount of $289,631 in 2012 and $124,987 in 2011.  The balance of the ERISA Account was $329,379 and $279,262 as of December 31, 2012 and 2011, respectively.  On December 20, 2012, the Plan was amended to allow for the calculated excess in the ERISA Account, as determined by the Committee, to be allocated to participant accounts pro rata in proportion to their account balances.  As a result, on February 27, 2013, $260,000 was taken out of the ERISA Account and allocated to participant accounts.

Notes Receivable from Participants—Participant loans are valued at amortized cost, which represents the unpaid principal balance plus interest accrued on participant loans.

Payment of Benefits—Benefits are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties—The Plan invests in various securities, including mutual funds, common/collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and accompanying notes.

The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, potentially less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

3.       FAIR VALUE MEASUREMENTS

The “Fair Value Measurements and Disclosures” Topic of the FASB Accounting Standards Codification (“Topic 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Topic 820 also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value.  This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.  The three levels of inputs used to measure fair value are as follows:

•    Level 1 - Quoted prices in active markets for identical assets and liabilities.

•    Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•    Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  This includes certain pricing models, discounted cash flow methodologies and similar techniques that use unobservable inputs.

There were no transfers in and out of Level 1 and Level 2 during the years ended December 31, 2012 and 2011.

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	December 31, 2012
	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$199,962,484	$—	$—	$199,962,484
Balanced funds	180,116,451	—	—	180,116,451
Blended funds	124,567,786	—	—	124,567,786
International funds	63,354,207	—	—	63,354,207
Value funds	50,852,716	—	—	50,852,716
Intermediate-term bond fund	38,399,942	—	—	38,399,942
Money market fund	53,987,801	—	—	53,987,801
CBRE Stock Fund	25,277,343	—	—	25,277,343
Common/collective trusts	—	175,032,347	—	175,032,347
Life insurance policies	—	564,646	—	564,646
Total	$736,518,730	$175,596,993	$—	$912,115,723

	December 31, 2011
	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$181,958,465	$—	$—	$181,958,465
Balanced funds	150,252,496	—	—	150,252,496
Blended funds	111,952,611	—	—	111,952,611
International funds	40,670,504	—	—	40,670,504
Value funds	43,453,043	—	—	43,453,043
Intermediate-term bond fund	37,600,566	—	—	37,600,566
Money market fund	54,092,799	—	—	54,092,799
CBRE Stock Fund	19,333,102	—	—	19,333,102
Common/collective trusts	—	168,032,088	—	168,032,088
Life insurance policies	—	598,378	—	598,378
Total	$639,313,586	$168,630,466	$—	$807,944,052

The following table summarizes the Plan’s investments in common collective trusts with a reported fair value using NAV per share:

	Fair Value as of December 31,		Unfunded	Redemption	Redemption
	2012	2011	Commitment	Frequency	Notice Period
Northern Trust Collective S&P 500 Index Fund	$107,367,073	$—	$—	Daily	None
Merrill Lynch Equity Index Trust Tier 13	$—	$99,160,236	$—	Daily	None

4.       INVESTMENTS

The following investments as of December 31, 2012 and 2011 represent 5% or more of the Plan’s net assets available for benefits:

	2012	2011
Northern Trust Collective S&P 500 Index Fund	$107,367,073	$—
Invesco Stable Value Retirement Fund	67,665,274	68,871,852
Wells Fargo Advantage Small Cap Growth Fund	66,118,322	—
Blackrock Equity Dividend Fund	64,125,610	53,340,712
Bank of America Merrill Lynch Money Market Account	53,987,801	54,092,799
Vanguard Target Retirement 2025 Fund	52,676,330	44,445,737
The Oakmark Equity & Income Fund	52,348,710	52,097,774
Goldman Sachs Growth Opportunities Fund	49,403,095	39,441,884	*
American Europacific Growth Fund	47,828,167	38,144,269	*
Merrill Lynch Equity Index Trust Tier 13	—	99,160,236
American Funds Growth Fund of America	—	62,956,429

*	This investment did not represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011. Included for comparative purposes.

During the years ended December 31, 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Mutual funds	$56,463,413	$(31,481,389)
Common/collective trusts	15,604,598	1,974,249
CBRE Stock Fund	5,967,272	(6,348,199)
Life insurance policies	(3,823)	(1,439)

Net appreciation (depreciation) of investments	$78,031,460	$(35,856,778)

5.       LIFE INSURANCE POLICIES

When the Trammell Crow Company Retirement Savings Plan merged into the Plan, some of the assets transferred consisted of life insurance policies issued by Great-West Life & Annuity Insurance Company (“Great-West”).  These policies are owned by CBRE 401(k) Life Insurance Trust with CBRE Services, as trustee, for the benefit of the participants insured and may be distributed or surrendered at the participant’s direction.  Premiums are paid out of dividends and the cash surrender value of the specific insured’s insurance policy.  Upon distribution of a participant’s total vested account balance, the policy must also be distributed to the participant or surrendered.  These contracts are fully allocated to the insured participant’s rollover account.  Therefore, these contracts are included at cash surrender value with Plan assets in the accompanying financial statements.  These policies had a face value of $4,850,000 and $5,100,000 as of December 31, 2012 and 2011, respectively.

6.       NON-DISCRIMINATION TESTING

During the years ended December 31, 2012 and 2011, the Plan Sponsor determined that the Plan did not pass the IRC Section 401(k) Non-Discrimination for Employee Deferrals test.  In order to correct the noncompliance, the Plan refunded excess contributions in the amount of $574,540 and $758,091 to certain highly compensated participants in March of 2013 and 2012, respectively.

7.       EXEMPT PARTY-IN INTEREST TRANSACTIONS

Certain of the Plan’s investments are funds managed by the Plan’s trustee and custodian, or its affiliates.  As a result, these transactions qualify as exempt party-in-interest transactions.  In addition, the Plan’s investment in the Stock Fund represents shares of stock in CBRE Group, of which the Plan Sponsor is a subsidiary. As a result, these transactions also qualify as exempt party-in-interest transactions.

8.                      ADMINISTRATIVE EXPENSES

The Plan provides that administrative expenses shall be paid by the Plan unless the Company, in its discretion, pays the expenses.  Many of the Plan’s administrative expenses, including the fees of the recordkeeper and trustee, are paid by the Plan, via revenue sharing (see Note 2).  A few expenses, such as review and processing of qualified domestic relations orders, are paid by the Plan and charged to participant’s accounts.

9.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 28, 2007, that the Plan and related trust were designed in accordance with applicable regulations of the IRC.  The Plan is also designed to be tax-qualified under the Puerto Rico Internal Revenue Code.

The Plan has been amended since receiving the determination letter from the IRS. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

10.          PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and, although it has not expressed any intent to do so, to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their employer contributions.

11.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2012 and 2011, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

	2012	2011

Net assets available for benefits per the financial statements	$934,027,478	$818,252,817
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	2,212,310	1,745,291
Participant loans in default - deemed distributions	(1,604,713)	(913,116)

Net assets available for benefits per the Form 5500	$934,635,075	$819,084,992

The following is a reconciliation of the net increase in net assets available for benefits for the years ended December 31, 2012 and 2011, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

2012

Net increase in assets per the financial statements	$115,774,661
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2012	2,212,310
Reverse adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2011	(1,745,291)
Increase in participant loans in default - deemed distributions	(691,597)

Net increase in assets per Form 5500	$115,550,083

2011

Net increase in assets per the financial statements	$9,773,137
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2011	1,745,291
Increase in participant loans in default - deemed distributions	(419,613)

Net increase in assets per Form 5500	$11,098,815

*****

SUPPLEMENTAL SCHEDULES

CBRE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2012

Total that constitute nonexempt prohibited
	transactions			Total fully
		Contributions	Contributions	corrected
	Contributions	corrected	pending	under VFCP
Participant Contributions Transferred	not	outside	correction in	and PTD
Late to Plan	corrected	VFCP	VFCP	2002-51

Check here if late participant loan repayments are included ☐:

$8,010	$—	$—	$—	$8,010

See accompanying report of independent registered public accounting firm.

CBRE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

		(c)
	(b)	Description of Investment,		(e)
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	American Century Mid Cap Value Fund	Mutual Fund	**	$30,671,129
	American Europacific Growth Fund	Mutual Fund	**	47,828,167
	Blackrock Equity Dividend Fund	Mutual Fund	**	64,125,610
	Dreyfus Bond Market Index Basic Shares	Mutual Fund	**	38,399,942
	Goldman Sachs Growth Opportunities Fund	Mutual Fund	**	49,403,095
	ING Global Real Estate Fund	Mutual Fund	**	386,319
	ING Real Estate Fund	Mutual Fund	**	78,516
	Oakmark Global Fund	Mutual Fund	**	39,267,289
	Oppenheimer Developing Markets	Mutual Fund	**	9,337,740
	Perkins Small Cap Value Fund	Mutual Fund	**	20,181,587
	Pimco Total Return Fund Institutional Class	Mutual Fund	**	36,612,900
	Prudential Jennison Natural Resources Fund	Mutual Fund	**	4,513,314
	RS Technology Fund	Mutual Fund	**	3,115,317
	The Oakmark Equity & Income Fund	Mutual Fund	**	52,348,710
	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	2,689,404
	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	30,049,829
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	10,542,586
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	52,676,330
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	8,577,009
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	35,975,444
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	5,608,408
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	21,982,716
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	3,344,263
	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	20,290
	Vanguard Target Retirement Income Fund	Mutual Fund	**	8,650,172
	Wells Fargo Advantage Small Cap Growth Fund	Mutual Fund	**	66,118,322
	Wells Fargo Advantage Emerging Markets Fund	Mutual Fund	**	14,749,178

	Total Mutual Funds			657,253,586

*	Northern Trust Collective S&P 500 Index Fund	Common/Collective Trust	**	107,367,073
*	Invesco Stable Value Retirement Fund	Common/Collective Trust	**	67,665,274

	Total Common/Collective Trusts			175,032,347

*	Bank of America Merrill Lynch Money Market Account	Money Market Fund	**	53,987,801

*	CBRE Group, Inc. Stock Fund	Common Stock	**	25,277,343

	Great-West Life & Annuity Insurance Company	Life insurance policies	**	564,646

*	Notes Receivable From Participants	Interest rates of 5.25% to 10.25% (Maturity dates from January 2013 to January 2018)	**	12,183,330

	Total			$924,299,053

*                             Exempt party-in-interest

**                      Cost information is not required for participant-directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.